

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

<u>Via E-mail</u>
Don Thompson
Abby, Inc.
60 Auburn Bay Ave SW
Calgary, Alberta T3M 0K7

> **Re: Abby, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **File No. 333-170918**
> **Filed June 13, 2011**

Dear Mr. Thompson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes, including page numbers for the changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment, including the status of phases one and two. This will minimize the need for us to repeat similar comments.

2.   We note your response to our prior comment 2 from our letter dated May 17, 2011. Please include in this Form S-1 the information set forth in the response that you plan on spending $108,042 during the next year on exploration of the Westrose property. Please also disclose how you intend to raise such funds.

Prospectus Summary, page 4

3.   We note your response to our prior comment 6 from our letter dated May 17, 2011 and reissue the comment in part. Please revise to provide an update as to whether you have commenced phase one and whether you have the capital to advance the remaining amount for phase two.

4.   We note your response to our prior comment 7 from our letter dated May 17, 2011 and reissue the comment. Please expand the table in the Prospectus Summary section that summarizes the four phases of your anticipated exploration program to include disclosure regarding the estimated budget for each phase.

Description of Business, page 24

5.   We note your response to our prior comment 9 from our letter dated May 17, 2011 and the comment cited therein. We note further that Mr. Wilkinson verbally agreed to remain in an advisory capacity to the company. Please provide the details of your agreement with Mr. Wilkinson. Further, please provide the basis for your inclusion of the biographical information of Mr. Wilkinson given that he no longer is an officer, director, or significant employee of the company. If you choose to retain his biographical information, please revise your disclosure to identify all the junior oil companies Mr. Wilkinson is assisting in year-end reserves audits and assisting in the management of oil and gas assets, including his relationship with Dong Energy. Also include disclosure regarding Mr. Wilkinson's potential conflicts of interests with the company both in his capacity as a consultant and as the Westrose property owner.

6.   We note your response to our prior comment 10 from our letter dated May 17, 2011 and the comment cited therein. Please revise your filing to include disclosure required pursuant to Item 401(f) of Regulation S-K regarding involvement or lack of involvement of your directors or executive officers in certain legal proceedings enumerated in Item 401(f).

Management Discussion and Analysis, page 29

7.   We note your response to our prior comment 11 from our letter dated May 17, 2011 and the comments cited therein and reissue the comment in part. Please provide the agreement with American Dev. Corp. as an exhibit to the filing, disclosure regarding the specific work that will be accomplished by American Dev. Corp. Further, please clarify in your disclosure what is meant by the statement that American Dev. Corp. is "responsible for lining up exploration activities."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Douglas Brown at (202) 551-3265, or, in his absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611, or me at (202) 551-3745 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Jill Arlene Robbins